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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52121

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burch & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 NW Briarcliff Parkway, Suite 360
(No. and Street)

Kansas City (City) — MO (State) — 64116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
A, Randal Burch — (816) 842-4660 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bruce D. Culley CPA, PC
(Name – *if individual, state last, first, middle name*)

3000 Brooktree Lane, Suite 210, (Address) — Gladstone (City) — MO (State) — 64119 (Zip Code)

SEC
Mail Processing
Section

FEB 26 2010

Washington, DC
121

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/2010
90

BURCH & COMPANY, INC.

Table of Contents

BRUCE D. CULLEY C.P.A., P.C.
3000 Brooktree Lane, Suite 210
Gladstone, MO. 64119
816-453-1040 Fax: 816-453-0721

Independent Auditor's Report

The Board of Directors
Burch & Company, Inc.
Kansas City, Missouri

I have audited the accompanying statement of financial condition of Burch & Company, Inc. as of December 31, 2009, and the related statements of income, changes in stockholder's equity, change in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2009, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bruce Culley
Certified Public Accountant

Gladstone, Missouri
February 22, 2010

OATH OR AFFIRMATION

I, A. Randal Burch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burch & Company, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

WILLIAM E. ROBERTS
NOTARY PUBLIC-NOTARY SEAL
CLAY COUNTY, STATE OF MISSOURI
MY COMMISSION EXPIRES 4-26-2012
COMMISSION # 08381712

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BURCH & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS	
Cash	$ 26,845
Prepaid Expenses	5,313
Property and Equipment, Net of Accumulated Depreciation of $27,236	27,542
Accounts Receivable - Shareholder and Officers	9,368
Deferred Tax Asset	16,314
Total Assets	$ 85,382
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts Payable and Accrued Expenses	$ 14,375
Subordinated Borrowings	171,999
Total Liabilities	186,374
STOCKHOLDER'S EQUITY	
Common Stock, $1 Par Value, 30,000 Shares Authorized, 1,000 Issued and Outstanding	1,000
Additional Paid-in Capital	38,946
Retained Earnings (Deficit)	(140,938)
Total Stockholder's Equity	(100,992)
Total Liabilities and Stockholder's Equity	$ 85,382

See notes to the financial statements.

BURCH & COMPANY, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES	
Commissions	$ 638,515
Consulting and Advisory	145,632
Administrative Fee	253,955
Other Revenue	8,563
Total Revenues	1,046,665
EXPENSES	
Commissions	691,559
Employee Compensation and Benefits	111,091
Professional Services	55,178
Rent	26,628
Registration Fees and Bonding	50,267
Office Expenses	40,822
Depreciation	5,550
Insurance	36,047
Telephone and Communications	13,062
Other Administrative Expenses	18,545
Total Expenses	1,048,749
NET LOSS FROM OPERATIONS	(2,084)
OTHER INCOME (EXPENSES)	
Interest Income	414
Interest Expense	(17,200)
	(16,786)
Net Income (Loss) Before Income Tax	(18,870)
Income Tax Benefits	
Current	1,681
Deferred	(4,228)
Total Income Tax Benefits	(2,547)
Net Income (Loss) After Income Tax	$ (16,323)

See notes to the financial statements.

BURCH & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings Deficit	Total
BALANCES, DECEMBER 31, 2008	$ 1,000	$ 38,946	$ (124,615)	$ (84,669)
Net Income (Loss)	-	-	(16,323)	(16,323)
BALANCES, DECEMBER 31, 2009	$ 1,000	$ 38,946	$ (140,938)	$ (100,992)

See notes to the financial statements.

BURCH & COMPANY, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2009

Subordinated Borrowings at December 31, 2008	$171,999
Changes in Subordinated Borrowings	-
Subordinated Borrowings at December 31, 2009	$171,999

See notes to the financial statements.

BURCH & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (16,323)
Adjustments to Reconcile Net Cash to	
Net Cash Used in Operating Activities:	
Depreciation	5,550
Deferred Tax Benefit	(6,330)
Accrued Interest Revenue on Officer's Loan	(414)
Decrease in Refundable Income Tax	13,864
Decrease in Prepaids	669
Increase in Accounts Payable	13,884
Other	1,095
Total Adjustments	28,318
Net Cash Provided (Used) by Operating Activities	11,995
CASH FLOW FROM FINANCING ACTIVITIES	-
CASH FLOW FROM INVESTING ACTIVITIES	
Officer Advances, Net	(8,954)
Increase (Decrease) in Cash	3,041
Cash, Beginning of Year	23,804
Cash, End of Year	$ 26,845
Supplemental Disclosures:	
Interest Paid During the Year	$ 17,200
Noncash Financing and Investing Transactions:	
Accrued Interest Receivable Added to Amount Due from Officer	$ 414

See notes to the financial statements.

BURCH & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Burch & Company, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is in the general securities business located in Kansas City, Missouri.

Securities and Commission Transactions

Commission revenues and expenses are recorded on a trade date basis as securities transactions occur.

Concentrations

Financial Instruments

Financial instruments that potentially subject the Company to significant concentrations consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions which maintain FDIC insurance such that deposits are fully covered by insurance.

The Company records commissions receivable from completed securities trades which are cleared on a fully disclosed basis, and upon the sale or at the closing date of other investment products.

Product Sales

Commission revenues include merger and acquisition transactions that comprised 64% of total revenue.

Income Taxes

Current and deferred income taxes are determined in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109). Under SFAS 109, the amount of current and deferred taxes payable or refundable is recognized utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

in the financial statements for the changes in deferred tax liabilities or assets between years. Deferred taxes relate to the timing of the deductibility of interest expense on shareholder loans, the use of accelerated depreciation methods and the election to expense property acquisitions for income tax purposes.

The components of the deferred tax asset on the statement of financial condition as of December 31, 2009, related to the following:

Interest Expense	$ 9,800
Tax Basis of Property and Equipment	856
Carryover of Operating Losses	5,658
Net Deferred Tax Asset	$ 16,314

The current income tax benefit consists of the amounts refundable as a result of the carry forward of the 2009 net operating loss of approximately $15,000.

Property and Depreciation

Property and equipment at December 31, 2009, consists of the following and is depreciated using accelerated and straight-line methods over the following lives:

	Balance	Lives
Office Furniture & Computer Equipment	$ 14,415	5 - 7years
Automobile	40,363	5 years
	54,778	
Less Accumulated Depreciation	27,236	
	$ 27,542	

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

BURCH & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS – CONTINUED
DECEMBER 31, 2009

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as demand deposits, money market funds and any highly liquid debt instruments with a maturity of three months or less at the time of purpose.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $12,470 which was $7,470 in excess of its required net capital of $5,000.

The aggregate indebtedness to net capital ratio was 1.15 to 1.

NOTE 3 – SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2009, are payable to the Company's sole shareholder as follows:

10% Loan Due November 30, 2010	$171,999

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 4 – RELATED PARTY TRANSACTIONS

During 2009, the Company made advances of $17,815 to its officer/shareholder under a 6% demand note. Repayments on this note were $9,139, which included $414 of interest income. The balance outstanding at December 31, 2009, totaled $9,090. During 2009, the Company paid its sole shareholder $17,200 of interest on the subordinated note payment which was equal to 10% of the outstanding balance.

NOTE 5 – OPERATING LEASE

One July 1, 2009, the Company entered into a lease agreement for office space which expires on June 30, 2011. Future minimum payments due under this lease are:

2010	$ 15,600
2011	9,000
	$ 24,600

Rental expense for 2009 was $26,628.

NOTE 6 – DEFINED CONTRIBUTION PLAN

The Company has established a Simplified Employee Pension plan which provides for contributions of up to 25% of employee compensation. For 2009, there were no contributions to the plan.

SUPPLEMENTARY INFORMATION

BURCH & COMPANY, INC.
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2009

I. Computation of Net Capital under SEC Rule 15c3-1

Total Stockholder's Equity	$ (100,992)
Subordinated Borrowings Allowable in Computation of Net Capital	171,999
Deferred Taxes	(16,314)
Non-allowable Assets	(42,223)
Net Capital	12,470
Minimum Net Capital Required, the Greater of $5,000 or 6 2/3% of Aggregate Indebtedness	(5,000)
Excess Net Capital	$ 7,470
Aggregate Indebtedness:	
Total Liabilities	$ 186,374
Less Subordinated Borrowings	(171,999)
Aggregate Indebtedness	$ 14,375
Ratio: Aggregate Indebtedness to Net Capital	1.15 to 1

II. Computation for Determination of Reserve Requirements under SEC Rule 15c3-3

The Company operates under the exemptive provisions of paragraph (k)(2)(B) of SEC rule 15c3-3.

III. Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3

The Company has complied with the exemptive requirements of SEC rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2009.

IV. Reconciliation Pursuant to SEC Rule 17a-5(d)(4)

Net Capital per December 31, 2009, Form X-17A-5	$ 10,885
Audit Adjustments	1,585
Adjusted Net Capital	$ 12,470
Net Capital per Schedule I Above	$ 12,470

BRUCE D. CULLEY C.P.A., P.C.
3000 Brooktree Lane, Suite 210
Gladstone, MO. 64119
816-453-1040 Fax: 816-453-0721

Report on Internal Control Required by SEC Rule 17a-5 (alt 1)
for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
Burch & Company, Inc.
Kansas City, Missouri

In planning and performing my audit of the financial statements of Burch & Company, Inc,, as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule l7a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule l5c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule l7a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bruce Culley
Certified Public Accountant

Gladstone, Missouri
February 22, 2010

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721
bruceculley@sbcglobal.net

Member American Institute of Certified Public Accountants

Member Missouri Society of Certified Public Accountants

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of Burch & Company, Inc.
1201 NW Briarcliff Parkway, Suite 360
Kansas City, MO 64116

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009, to December 31, 2009, which were agreed to by Burch & Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Burch & Company, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Burch & Company, Inc.'s management is responsible for the Burch & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009, to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting any differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bruce Culley
Certified Public Accountant

Gladstone, Missouri
February 22, 2010

AMENDED

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T (29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

05212 FINRA DEC
Burch & Company, Inc.
1201 NW Briarcliff Pkwy
#360
Kansas City, Mo. 64116-1778

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

A. Randal Burch 816/842-4660

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 666

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (454)

_______________ Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 212

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 212

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Burch & Company, Inc.
(Name of Corporation, Partnership or other organization)

A. Randal Burch
(Authorized Signature)

President
(Title)

Dated the 24 day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12-31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 931,134
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,527
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Private Placement Transactions	663,062
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	664589
2d. SIPC Net Operating Revenues	$ 266545
2e. General Assessment @ .0025	$ 666

(to page 1 but not less than $150 minimum)